UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30288 / December 3, 2012

Fidelity Aberdeen Street Trust
Fidelity Advisor Series I
Fidelity Advisor Series II
Fidelity Advisor Series IV
Fidelity Advisor Series VII
Fidelity Advisor Series VIII
Fidelity Beacon Street Trust
Fidelity Boylston Street Trust
Fidelity California Municipal Trust
Fidelity California Municipal Trust II
Fidelity Capital Trust
Fidelity Central Investment Portfolios
    LLC
Fidelity Central Investment Portfolios
    II LLC
Fidelity Charles Street Trust
Fidelity Colchester Street Trust
Fidelity Commonwealth Trust
Fidelity Commonwealth Trust II
Fidelity Concord Street Trust
Fidelity Contrafund
Fidelity Court Street Trust
Fidelity Court Street Trust II
Fidelity Covington Trust
Fidelity Destiny Portfolios
Fidelity Devonshire Trust
Fidelity Financial Trust
Fidelity Garrison Street Trust
Fidelity Hanover Street Trust
Fidelity Hastings Street Trust
Fidelity Hereford Street Trust
Fidelity Income Fund
Fidelity Investment Trust
Fidelity Magellan Fund
Fidelity Massachusetts Municipal
    Trust
Fidelity Money Market Trust
Fidelity Mt. Vernon Street Trust
Fidelity Municipal Trust
Fidelity Municipal Trust II
Fidelity New York Municipal Trust
Fidelity New York Municipal Trust II
Fidelity Newbury Street Trust

Fidelity Oxford Street Trust
Fidelity Phillips Street Trust
Fidelity Puritan Trust
Fidelity Revere Street Trust
Fidelity Salem Street Trust
Fidelity School Street Trust
Fidelity Securities Fund
Fidelity Select Portfolios
Fidelity Summer Street Trust
Fidelity Trend Fund
Fidelity Union Street Trust
Fidelity Union Street Trust II
Variable Insurance Products Fund
Variable Insurance Products Fund II
Variable Insurance Products Fund III
Variable Insurance Products Fund IV
Variable Insurance Products Fund V
Fidelity Management & Research Company
and
Strategic Advisers, Inc.

82 Devonshire Street
Boston, Massachusetts 02109

(812-13731)

ORDER TO AMEND A PRIOR ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3) OF THE ACT; AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT ARRANGEMENTS

Fidelity Aberdeen Street Trust; Fidelity Advisor Series I; Fidelity Advisor Series II; Fidelity Advisor Series IV; Fidelity Advisor Series VII; Fidelity Advisor Series VIII; Fidelity Beacon Street Trust; Fidelity Boylston Street Trust; Fidelity California Municipal Trust; Fidelity California Municipal Trust II; Fidelity Capital Trust; Fidelity Central Investment Portfolios LLC; Fidelity Central Investment Portfolios II LLC; Fidelity Charles Street Trust; Fidelity Colchester Street Trust; Fidelity Commonwealth Trust; Fidelity Commonwealth Trust II; Fidelity Concord Street Trust; Fidelity Contrafund; Fidelity Court Street Trust; Fidelity Court Street Trust II; Fidelity Covington Trust; Fidelity Destiny Portfolios; Fidelity Devonshire Trust; Fidelity Financial Trust; Fidelity Garrison Street Trust; Fidelity Hanover Street Trust; Fidelity Hastings Street Trust; Fidelity Hereford Street Trust; Fidelity Income Fund; Fidelity Investment Trust; Fidelity Magellan Fund; Fidelity Massachusetts Municipal Trust; Fidelity Money Market Trust; Fidelity Mt. Vernon Street Trust; Fidelity Municipal Trust; Fidelity Municipal Trust II; Fidelity New York Municipal Trust; Fidelity New York Municipal Trust II; Fidelity Newbury Street

2

Trust; Fidelity Oxford Street Trust; Fidelity Phillips Street Trust; Fidelity Puritan Trust; Fidelity Revere Street Trust; Fidelity Salem Street Trust; Fidelity School Street Trust; Fidelity Securities Fund; Fidelity Select Portfolios; Fidelity Summer Street Trust; Fidelity Trend Fund; Fidelity Union Street Trust; Fidelity Union Street Trust II; Variable Insurance Products Fund; Variable Insurance Products Fund II; Variable Insurance Products Fund III; Variable Insurance Products Fund IV; Variable Insurance Products Fund V; Fidelity Management & Research Company; and Strategic Advisers, Inc. filed an application on December 11, 2009 and amendments to the application on May 13, 2011, October 21, 2011, May 11, 2012, and October 19, 2012.

Applicants requested an order to amend a prior order under (a) section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements ("Prior Order").[1]  The Prior Order permitted certain registered open-end management investment companies to participate in a joint lending and borrowing facility.  The amended order would modify certain rate conditions in the Prior Order and grant an exemption from section 17(a)(2) of the Act.

On November 6, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30258).  The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis less advantageous than that of other participants.

Accordingly, in the matter of Fidelity Aberdeen Street Trust, *et al*., (File No. 812-13731),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

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[1]    Colchester Street Trust, et al., Investment Company Act Release Nos. 24563 (Jul. 24, 2000) (notice) and 24602 (Aug. 21, 2000) (Prior Order), amending, Colchester Street Trust, et al., Investment Company Act Release Nos. 23787 (Apr. 15, 1999) (notice) and 23831 (May 11, 1999) (order), superseding, Daily Money Fund, et al., Investment Company Act Release Nos. 17257 (Dec. 8, 1989) (notice) and 17303 (Jan.11,1990) (order).

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Kevin M. O'Neill
Deputy Secretary